Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lit Vodka, Inc.
7131 Jamesson Court
Midland, GA 31820
getlitvodka.com

Up to $4,999,992.00 in Common Units at $3.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lit Vodka, Inc.
Address: 7131 Jamesson Court , Midland, GA 31820
State of Incorporation: DE
Date Incorporated: April 17, 2018

Terms:

Equity

Offering Minimum: $15,000.00 | 5,000 shares of Common Units
Offering Maximum: $4,999,992.00 | 1,666,664 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $249.00

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Time-Based Perks</u>

<u>Super Early Bird</u>

Invest within the first 24 hours and receive 10% bonus shares.

<u>Early Bird</u>

Invest within the first 2 weeks and receive 5% bonus shares.

<u>Avid/Combo Investor Perks</u>

<u>Avid Investor Perk 1</u>

Invest $5,000+ within the first 72 hours and receive 15% bonus shares.

<u>Avid Investor Perk 2</u>

Invest $5,000+ within the next two weeks and receive 10% bonus shares

<u>Volume-Based Perks</u>

<u>Tier 1</u>

Invest $500+ and receive a Lit Swag Kit including 1 Exclusive Lit Vodka Hat,1 Exclusive Lit Vodka Clear Tote Bag, 2 Exclusive Lit Moscow Mule Mugs.

<u>Tier 2</u>

Invest $1,000+ and receive 2 Exclusive Lit Vodka shot glasses to enjoy with a bottle of Lit Vodka delivered to your door + Tier 1.

<u>Tier 3</u>

Invest $5,000+ and receive 3% bonus shares + Tier 1 & Tier 2.

Tier 4

Invest $10,000+ and receive 5% bonus shares + Tier 1 & Tier 2 + assist the Lit Vodka R&D team in choosing their next featured cocktail in the Lit Lounge at the Gas South Arena. You will have an exclusive behind-the-scenes look at the recipe fine-tuning process and will participate in a tasting panel to help finalize a new Gas South and event collaborative inspired masterpiece.

Tier 5

Invest $25,000+ and receive 8% bonus shares + Tier 1 & Tier 2 + assist the Lit Vodka R&D team in choosing their next featured cocktail in the Delta Lounge & Xfinity Club for the next season. You will have an exclusive behind-the-scenes look at the recipe fine-tuning process and will participate in a tasting panel to help finalize a new Atlanta Braves-inspired masterpiece.

Tier 6

Invest $50,000+ and receive 10% bonus shares + Tier 1 & Tier 2 + the ultimate Atlanta Braves Experience; Private air travel for you and 1 guest to the home of the Atlanta Braves! Kick back with the Founders for an exclusive 2 day/2 night Atlanta Experience. Visit where Lit Vodka is distilled and experience the process of our carbon filtration system and where our crisp delicious taste comes from! Enjoy an Atlanta Braves game from the suite with food and beverages included.

Loyalty Bonus

Previous backers, investors, friends, and family will receive 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Merchandise will be provided after the investment period ends. Size preferences, if applicable, should be communicated to Lit Vodka after the investment process.

Airfare and event tickets will be scheduled at mutually convenient times. Please note that lodging expenses are not included in this offering. Any expenses related to lodging are the sole responsibility of the recipient.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Lit Vodka, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.81 / share, you will receive 110 shares of Non-Voting Common Stock meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses or perks based on the amount invested, the time of offering elapsed, and the Avid/Combo Perk, if applicable. Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Lit Vodka, Inc. (or the "Company") is an Ultra-Premium, clean, and carbon-filtered vodka distilled in Atlanta, Georgia. Lit is currently structured as a wholesaler, selling directly to licensed distributors through a three-tier model. We are a relatively new business in its start-up phase. Lit has created a significant buzz in the industry with rapid sales and demand by the end consumer. Lit initially launched with a 750ml size bottle and quickly had to incorporate two additional sizes a 1 Liter bottle for on-premise sales and the highly requested 1.75 Liter in the off-premise market. The company aims to provide customers with the best quality at an affordable price while taking into consideration the cost of marketing, production, and distribution to ensure that we remain sustainable and relevant. Lit Vodka's marketing message will emit a sense of acceptance and inclusion in "Live In Today" throughout every level of our marketing strategy.

Corporate History

The Company was previously organized as Lit Vodka, LLC in the state of GA on 04/17/2018 and converted to a DE C-Corp as Lit Vodka, Inc. on 12/27/2022.

Competitors and Industry

Industry & Competitors

We believe today's spirits brands lack the luster and excitement that consumers seek with their alcohol purchases. With little distinction in the taste and quality of top vodkas, we understand that branding is more important than ever in outperforming competitors.

The liquor retail segment represents a $62 billion market, while bars and nightclubs represent a $19.9 billion market. Distilled spirits enjoy superior growth rates than those of wine and beer in the U.S., growing by 7.6% in 2019. Vodka is the largest segment of the distilled spirits category, with approximately one-third of all dollar volume. Distillers sold 74.1 million cases of Vodka in the U.S. in 2019, with premium brand sales growing the fastest.

Within the U.S. spirit market, we operate in the high-growth distilled liquor segment. Growth in the distilled liquor segment has outpaced growth in the broader liquor market in recent years. The $44 billion U.S. spirits market is expected to grow 6% per year through 2022, promising ample opportunities for a broad range of industry players.

We mainly sell our products to distributors, who in turn sell to on-premise locations such as bars, restaurants, and sports venues, and off-premise retail locations such as grocery and specialty stores.

The $44 billion U.S. spirits market is expected to grow 6% per year through 2022, promising ample opportunities for a broad range of industry players. Millennials play a starring role in industry growth, comprising 32% of U.S. spirits consumption by value. Vodka is gaining popularity in the spirit market.

https://flavorfix.com/learning/50-alcohol-industry-statistics/

https://www.distilledspirits.org/vodka/

https://www.unleashedsoftware.com/blog/the-distilled-spirits-market-beyond-2021-trends-profit-margins-more#:~:text=The%20trend%20towards%20quality%20spirits%20in%20recent%20years,7.6%25%20in%202019%2C%20and%20super-premium%20products%20by%207.9%25

Current Stage and Roadmap

Current Stage

2018 & 2019: Lit was created from a simple concept with a name at a meeting for lunch with the founders Tony and Nick. Within 90 days of the initial launch that started it all, the brand was launched in the owner's home state of Georgia. Lit Vodka sold more than 1,000 cases within the first four months, with just one size (750ML), setting an unprecedented amount for a vodka launch in the liquor industry.

2020: Lit was set to launch into (4) additional states in the Southeast until the COVID-19 pandemic struck the economy.

2021: Lit Vodka restructured all of its major sporting and concert sponsorships with an expected re-launch of the brand in 2022.

2022: Launched additional states and announced a Music Celebrity endorser (equity partner).

Future Roadmap

2024: Focussing on profitability and dividend plan to shareholders, with continued growth and expansion in all of the U.S.

The Team

Officers and Directors

Name: Trinidad Villegas

Trinidad Villegas's current primary role is with Outdoor Solutions. Trinidad Villegas currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Board Director
  Dates of Service: April, 2018 - Present
  Responsibilities: Operational, oversee financial and daily activities for the business. No Salary. Equity: 1,984,266 common stock owned through TJAV, LLC

Other business experience in the past three years:

- Employer: Outdoor Solutions
  Title: CEO/Owner
  Dates of Service: April, 1999 - Present
  Responsibilities: Financial and Business Development

Name: Nick Smith

Nick Smith 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: President & Board Director
  Dates of Service: January, 2023 - Present
  Responsibilities: Distribution; Owner/Founder that will raise money to benefit the company. Salary: None currently; Equity: 1,984,266 common stock owned through SLS Global Investments.

Other business experience in the past three years:

- Employer: Supercharge
  Title: CEO
  Dates of Service: January, 2017 - January, 2019
  Responsibilities: Daily operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $5,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse

offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Lit Vodka was formed on April 17th, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Lit Vodka has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and small entry-level revenue. If you are investing in this company, it's because you think that Lit Vodka is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns name trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate

entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Chief Executive Officer does not currently receive a salary for his role with Lit Vodka
Trinidad Villegas, the CEO of Lit Vodka, does not currently receive a salary for his 30 hours per week of work at Lit Vodka. He currently receives a salary for his 20 hours per week of work at Outdoor Solutions. Although Trinidad has substantial equity investments in Lit Vodk, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. Once Lit Vodka completes its initial capital raise, hires additional employees, and expands its sales at the beginning of next year, the Company plans on providing Trinidad with a salary of $70,000 to $80,000. He is in the process of a possible sale of Outdoor Solutions, does not currently oversee its daily operations, and is working on a transitional management plan.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
SLS Global Investments, LLC (100% owned & managed by Nicholas H Smith)	1,984,266	Common Units	28.34%
TJAV, LLC (100% owned & managed by Trinidad J. A. Villegas, Jr.)	1,984,266	Common Units	28.34%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,664 of Common Units.

Common Units

The amount of security authorized is 25,000,000 with a total of 7,000,001 outstanding.

Voting Rights

Regular votes on common stock; one vote per share. Please see voting rights of securities sold in this offering below

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you would have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 7,000,001
  Use of proceeds: Startup Funds/Founders Shares.
  Date: December 27, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue:

The impact of Covid-19 significantly affected the sales and expansion of the market. Revenue for fiscal year 2021 was $72,335.00, but in fiscal year 2022, it decreased to $75,228.00. The slight increase in sales during 2022 was driven by additional activities in the last quarter, including promotional efforts and active sponsorships, which aimed to recover from the pandemic's impact. An increase in revenue of less than $3K is due to an increase in product placement from events and distributors placing in stores.

Cost of Sales:

Covid-19 had a notable impact on the cost of sales. In fiscal year 2021, the cost of sales was $50,783.00, but in fiscal year 2022, it decreased to $23,998.00. This reduction was achieved by scaling back bill-back and distributor incentives in 2022 as a strategic response to mitigate net losses during the pandemic, prioritizing cash flow management. The Cost of sales is down in 2022 due to the fact that a percentage of bottle storage was moved from the Cost of sales to General and Admin. This is due to the fact that the product is slow moving and continuing to include in the Cost of sales falsely inflates bottle cost

Gross Margins:

The gross margins were also affected by Covid-19. In fiscal year 2021, they were $199,029.00, whereas in fiscal year 2022, they increased to $222,363.00. This increase in gross margins in 2022 can be attributed to the cost reduction measures taken, such as lowering incentives, which positively impacted the overall profitability despite the challenging market conditions caused by the pandemic. Gross margin (Net loss) is higher in 2022 because of increases in Advertising and marketing costs ($19k of $23k increase in gross margin/loss) as well as a slight increase in payroll costs. Depreciation costs were also down in 2022 due to the sale of the company vehicle.

Expenses:

Covid-19 significantly impacted the expenses of the company. In fiscal year 2021, expenses amounted to $50,624, while in fiscal year 2022, they decreased substantially to $1,337. This decrease in expenses in 2022 reflects the company's efforts to streamline operations and reduce discretionary spending during the pandemic, resulting in a sharp contrast with the previous year.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue-generating. We are of the opinion that historical cash flows will be indicative of the revenue and cash flows expected for the future because we have successfully established a strong customer base and have experienced consistent revenue growth over the past few years. Our sales have been the primary source of cash generation, demonstrating the demand and market acceptance for our products. Past cash was primarily generated through sales of our innovative products, which have gained popularity in the market. We have achieved steady revenue growth due to our effective marketing strategies and the quality of our offerings. Our goal is to further scale our operations and expand our market reach by entering new geographic regions. We aim to increase market share and continue to deliver innovative solutions that cater to our customer's needs. The historical cash flows provide a reliable basis for projecting future revenue and cash flows as we anticipate continued customer loyalty and demand for our products. Our growth trajectory and solid operational performance indicate that the historical results align with our future growth expectations. However, we are aware that there are inherent market and operational risks that may impact future cash flows, and we remain vigilant in managing these challenges to ensure sustained growth and profitability.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Lit Vodka has a revolving LOC with Synovus Bank in the amount of $1,000,000.00. This facility has a balance of $1,000,000.00. The two founding partners have extended an additional personal LOC to Lit Vodka in the amount of $172,500.00 for the use of normal business operations as of 08/01/2023. As of 08/15/2023, none of these funds have yet been utilized and are available to the business.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. The funds from this campaign will be used to expedite the growth and distribution of the brand. We have several other smaller investors that are willing to commit resources to continue the growth and development of the Company, but on a smaller scale than that of this campaign. Several partners are committed and have the financial resources to take the business to the next level if this funding campaign does not move forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Not necessarily, we can continue a much slower growth pattern and focus on profitability, without the funding from the campaign. However, it has been our ambition to move forward swiftly and capitalize on our gained momentum from the quick success and brand awareness that we created early on in the launch stage.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We are currently experiencing a run rate of about $40K, each month to account for marketing, employment, and active sponsorships. This includes payroll, storage expenses for inventory, current sponsorships with MLB and venues, and interest payments for current LOC outstanding.

The funding will be used for promotional expenses as well as additional sales staff to expand on the distribution of the product in both current states and additional areas that we add after the raise. If the minimum were met, we would use that to increase our sales force and expand on advertising outlets in the current markets that we serve. We have already created digital ads for both social and streaming media platforms to utilize early on after funding.

How long will you be able to operate the company if you raise your maximum funding goal?

We should be able to use the funds from the campaign to successfully run the Company without any profit for about 3 years. We anticipate being able to generate enough sales to turn a profit and the Company should be in a position to be self-sufficient.

The funding will be used for promotional expenses as well as additional sales staff to expand on the distribution of the product in both current states and additional areas that we add after the raise. If the maximum amount were raised, those funds would be used for the prior mentioned activities in addition to the expansion of our footprint into the Florida market. There we plan to utilize both MLB and NBA team sponsorships to expand on the brand awareness and current strategy that has worked with our presence in the Atl Braves stadium under our current sponsorship. We are also set to expand the brand into different sizes (currently 1 Liter (for on-premise) 750ML and 1.75L for retail purchases).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We may take on additional investors or raise additional capital if needed within the next 24-36 months after our raise & depending on the trajectory of the Company. If we continue to push into additional markets out of the country, we may incur costs associated with this expansion and need additional funding.

Indebtedness

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $21,000,003.00

Valuation Details:

Our pre-money valuation of $20 million is grounded in several factors that demonstrate the strong potential for growth and value in our company:

Market Growth & Trends

The vodka market has shown consistent growth over the past years, with distilled spirits outperforming beer and wine in the U.S. Our brand, LIT Vodka, has received recognition and awards, positioning it as a premium choice in the market. Additionally, the forecasted CAGR for vodka is 6.7%, indicating a favorable market trend. The demand for premium spirits among millennials, which accounts for a significant portion of the consumer base, further supports the growth potential of our brand.

Comparable Competitor Companies

We have identified several comparable companies in the vodka industry with similar asset ownership, market positioning, and growth trajectories. These companies have achieved valuations in the range that aligns with our pre-money valuation. Sources confirming the valuations of these comparable companies are publicly available, providing a basis for our assessment.

The Value of the Company's Assets

LIT Vodka possesses valuable intangible assets, including registered trademarks and distribution partnerships with major sports teams like the Atlanta Braves and Memphis Grizzlies. These partnerships enhance our brand presence and provide a strong platform for future growth. While specific valuations of these intangible assets are not provided, their contribution to the overall company value is evident.

Management's Prior Achievements & Success

Our management team comprises experienced industry leaders with a track record of success in the distilled spirits sector. Their expertise, combined with their prior achievements in building and scaling brands, assures investors that the company is well-equipped to achieve its growth goals.

Business Partnerships & Relationships

Our existing partnerships with major sports teams and ongoing efforts to expand into new states demonstrate the potential for strong business relationships and further growth opportunities. These partnerships enhance brand exposure and create new distribution channels, reinforcing our valuation.

In conclusion, the combination of the opportunity presented by the growing vodka market, comparable company valuations, valuable intangible assets, experienced management, and strategic partnerships provides a compelling basis for our pre-money valuation of $20 million.

Conclusion

Based on the above, the Company believes its pre-money valuation of $21,000,003 is reasonable.

Disclaimer

The Company set its valuation internally, without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $4,999,992.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  40.0%
  Funds will be used for marketing efforts, music endorser, sponsorships, employment, etc.

- Marketing
  35.0%
  Funds will be used for advertising, marketing spends, and celebrity endorser.

- Operations
  19.5%
  19.5% of funds will go towards company operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at getlitvodka.com (home page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/litvodka

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lit Vodka, Inc.

[See attached]

CAREY L. BARFIELD
C P A
"THE CPA YOU CAN UNDERSTAND"

LIT VODKA, INC.

FINANCIAL STATEMENTS

Period Ended December 31,

2022

TABLE OF CONTENTS PAGE NO.

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS	1-2
FINANCIAL STATEMENTS	
Balance Sheets	3
Notes to Financial Statements	4-7

CAREY L. BARFIELD
C P A
"THE CPA YOU CAN UNDERSTAND"

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LIT VODKA, INC
Columbus, Georgia.

Report on Financial Statements

I have audited the accompanying balance sheet of LIT VODKA, INC. (a Delaware corporation), as of December 31, 2022, and the related notes to the financial statements.

In my opinion, the financial statements referenced to above present fairly, in all material respects, the financial position of LIT VODKA, INC. as of December 31, 2022 in accordance with accounting principles generally accepted in the United States of America

Basis for Opinion

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of LIT VODKA, INC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility for the Financial Statements

My objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with generally accepted auditing standards,

I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LIT VODKA 's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LIT VODKA'S ability to continue as a going concern for a reasonable period of time

- I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant findings, and certain internal control related matters that I identified during the audit.

Carey Barfield

Carey L. Barfield, CPA
Columbus, Georgia
May 29, 2023

LIT VODKA, LLC
COLUMBUS GEORGIA
BALANCE SHEET
DECEMBER 31, 2022

ASSETS	
	2022
CURRENT ASSETS	
Cash and cash equivalents	$ 21,048
Accounts receivable	-
Inventory	476,644
Prepaid Marketing	-
Total current assets	497,692
FIXED ASSETS (net of accumulated depreciation)	-
DUE FROM AFFLILATES	-
Total assets	$ 497,692
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
CURRENT LIABILITIES	
Accounts payable	$ 86,432
Accrued expenses	1,337
Total current liabilities	87,769
LONG-TERM DEBT (less current maturities)	-
Total liabilities	87,769
STOCKHOLDERS' EQUITY	
Stockholders' Equity	409,923
Total stockholders' equity	409,923
Total liabilities and stockholders' equity	$ 497,692

The accompanying notes and independent auditors' report are in integral part of these financial statements.

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lit Vodka ("the Company") was founded in 2018 and is a distiller of fine spirits bottled and distilled in the United States . The Company's primary sources of revenue include sales of bottled spirits through licensed distributors of spirits here in the United States.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Based on the accounts outstanding as December 31, 2022 , management does not believe an allowance is warranted.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or net realizable value.

Depreciation

The Company's equipment and leasehold improvements are depreciated using primarily the straight-line method over the useful life of the asset or the lease term.

Date of Management's Review

Management has evaluated subsequent events through May 29, 2023, the date which the financial statements were available to be issued

NOTE B: Accounts Receivable

		2022
Accounts receivables are summarized as follows:		
Distributors	$	-
Other		-
Total Accounts Receivable		$ 0

NOTE C: Inventory

The Company has two main classes of Inventory

	2022
Bottling Materials	$ 476,644
Finished Goods	-
Total Inventory	$ 476,644

NOTE F: INCOME TAXES

There is no provision for income taxes as of December 31, 2022. As noted in Note G, the LLC exchanged its net assets for Common shares of Lit Vodka, Inc, a C-Corporation on December 28, 2022 under the provision of Section 351 of the Internal Revenue, thereby closing the tax year of the LLC. Because there were no revenue and expenses for the two days ended December 31, 2022, there is no provision for income taxes for the C-Corporation for the period ended December 31, 2022

NOTE G: SUBSEQUENT EVENTS

On October 31, 2022, the Members of the Limited Liability Company(Lit Vodka, LLC) elected to convert the existing LLC into a C–Corporation, under the provisions of Section 351 of the Internal Revenue Code where the exchange of net assets of the LLC is converted to Common Shares of the C–Corporation based on the ownership percentage of the existing members. The stock was authorized and issued on December 28, 2022 as follows. There were no operations conducted from December 28, - December 31, 2022 the elected end of the Corporate tax year:

Lit Vodka, Inc. A Delaware Corporation

Shares authorized	25,000,000
Shares issues and outstanding	7,000,001

CAREY L. BARFIELD
C P A
"THE CPA YOU CAN UNDERSTAND"

LIT VODKA, LLC

FINANCIAL STATEMENTS

and SUPPLEMENTARY

INFORMATION

Periods Ended December 31,

2021 and December 28, 2022

TABLE OF CONTENTS PAGE NO.

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS	1-2
FINANCIAL STATEMENTS	
Balance Sheets	3
Statements of Income	4
Statements of Changes in Members Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-11
SUPPLEMENTARY INFORMATION	
Schedules of Selling and Administrative Expenses	13

CAREY L. BARFIELD
C P A
"THE CPA YOU CAN UNDERSTAND"

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
LIT VODKA, LLC
Columbus, Georgia.

Report on Financial Statements

I have audited the accompanying financial statements of LIT VODKA, LLC. (a Georgia corporation), which comprise the balance sheets of December 31, 2021 and December 28, 2022, and the related statements of income, members equity and cash flows for the periods then ended, and the related notes to the financial statements.

In my opinion, the financial statements reference to above present fairly, in all material respects, the financial position of LIT VODKA, LLC as of December 31, 2021 and December 28, 2022 , and the results of its operations and its cash flows for the periods then ended in accordance with accounting principles generally accepted in the United States of America

Basis for Opinion

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. My responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. I am required to be independent of LIT VODKA, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility for the Financial Statements

My objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes my opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with generally accepted auditing standards, I:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of LITVODKA 's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in my judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about LIT VODKA'S ability to continue as a going concern for a reasonable period of time

- I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

I am required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant findings, and certain internal control related matters that I identified during the audit.

Carey Barfield

Carey L. Barfield, CPA
Columbus, Georgia
May 23, 2023

LIT VODKA, LLC
COLUMBUS GEORGIA
BALANCE SHEETS
DECEMBER 31, 2021 AND DECEMBER 28, 2022

ASSETS

	2021	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 16,347	$ 21,048
Accounts receivable	6,847	-
Inventory	477,402	476,644
Prepaid Marketing	-	-
Total current assets	500,596	497,692
FIXED ASSETS (net of accumulated depreciation)	-	-
DUE FROM AFFLILATES	-	-
Total assets	$ 500,596	$ 497,692
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	$ 35,568	$ 86,432
Accrued expenses	50,624	1,337
Total current liabilities	86,192	87,769
LONG-TERM DEBT (less current maturities)	-	-
Total liabilities	86,192	87,769
MEMBER EQUITY		
Members Equity	414,404	409,923
Total members equity	414,404	409,923
Total liabilities and stockholders' equity	$ 500,596	$ 497,692

The accompanying notes and independent auditors' report are in integral part of these financial statements.

LIT VODKA, LLC
COLUMBUS, GEORGIA
STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2021 AND PERIOD ENDED DECEMBER 28, 2022

REVENUE	2021	2022
PRODUCT SALES	$ 72,335	$ 75,228
COST OF GOODS SOLD	50,783	23,998
Gross Profit	21,552	51,230
EXPENSES		
Advertising and Marketing	146,214	165,294
General and Adminstrative expenses	64,861	108,299
Depreciation	9,506	-
Total expenses	220,581	273,593
OTHER INCOME		
Interest Income	-	
Micellaneous	-	-
Total other income	-	-
Net income		
Income tax expense		
Current income taxes	-	
Deferred income tax (benefit)	-	
Net Income (loss)	$ (199,029)	$ (222,363)

The accompanying notes and independent auditors' report are an integral part of these financial statements.

LIT VODKA, LLC
COLUMBUS, GEORGIA
STATEMENTS OF MEMBERS EQUITY
YEAR END DECEMBER 31, 2021 AND PERIOD ENDED DECEMBER 28, 2022

	2021	2022
MEMBERS EQUITY, JANUARY 1	$ 397,311	$ 414,404
Capital Contributions	216,122	217,882
Net Loss	(199,029)	(222,363)
MEMBERS' EQUITY DECEMBER *	$ 414,404	$ 409,923

*Members Equity is refelcted as of December 28, 2022. See details in Note G to the financial statements

The accompanying notes and independent auditors' report are an integral part of these financial statements

LIT VODKA, LLC
COLUMBUS, GEORGIA
STATEMENTS OF CASH FLOW
YEAR ENDED DECEMBER 31, 2021 AND PERIOD ENDED DECEMBER 28, 2022

	2021	2022
Cash flows from operating activities		
Net income	$ (199,029)	$ (222,363)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	9,506	-
Sale of Captial assets	(16,814)	-
Increase in accounts receivable	(3,151)	6,847
Increase in Inventory	(11,383)	758
Decrease in prepaid advertising	39,375	-
Increase (Decrease) accrued expenses	48,334	(49,287)
Increase in other liabilities	-	-
Increase(decrease)in accounts payable	(68,889)	50,864
Net cash provided by operating activities	(202,051)	(213,181)
Cash flows from investing activities		
Purchase of capital assets	-	-
Capital Contributions	216,122	217,882
Net cash used in investing activities	216,122	217,882
Cash flows from financing activities		
Payments on Long Term Debt	(29,810)	-
Net cash used in investing activities	(29,810)	-
Net increase (decrease) in cash	14,071	4,701
Cash, January 1,	2,276	16,347
Cash, December 31,	$ 16,347	$ 21,048

The accompanying notes and independent auditors' report are an integral part of these financial statements.

NOTE A-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lit Vodka ("the Company") was founded in 2018 and is a distiller of fine spirits bottled and distilled in the United States . The Company's primary sources of revenue include sales of bottled spirits through licensed distributors of spirits here in the United States.

Revenue Recognition

Revenue is recognized when bottled spirits purchased by distributors for resale to licensed bars/restaurants as well as liquor stores licensed to resale spirits. Revenue for distributors sales is recognized when the distributor orders the merchandise

The Company does not recognize revenue for expected returns. The company, will, from time to time, establish an allowance for bade debts against receivables. Management does not believe an allowance is required for the years ended December 2021 and 2022, respectively.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Based on the accounts outstanding as December 2021 and 2022, management does not believe and allowance is warranted.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventory

The Company's inventory is valued at the lower of cost (first in, first out) or net realizable value.

Depreciation

The Company's equipment and leasehold improvements are depreciated using primarily the straight-line method over the useful life of the asset or the lease term.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the periods ended December 31, 2021 and December 28, 2022, were $146,214 and $165,294 respectively.

Date of Management's Review

Management has evaluated subsequent events through May 23, 2023, the date which the financial statements were available to be issued.

NOTE B: Accounts Receivable

Accounts receivable are summarized as follows:

	2021	2022
Distributors	$ 6,847	$ -
Other	-	-
Total Accounts Receivable	$ 6,847	$ 0

NOTE C: Inventory

The Company has two main classes of Inventory

	2021	2022
Bottling Materials	$ 477,402	$ 476,644
Finished Goods	-	-
Total Inventory	$ 477,402	$ 476,644

NOTE D: Fixed Assets and Related Depreciation

Major classes of fixed assets and accumulated depreciation are summarized as follows:

	2021	2022
Vehicles	$-	$ -
Accumulated depreciation	-	-
Fixed assets - net	$ -	$-

Depreciation expense in 2021 and 2022 was $9506 and -0- respectively.

NOTE E: Operating Lease Arrangements

As of the year ended December 31, 2021 and period ended December 28, 2022, the company does not have any long term lease agreements.

The Company does, however, rent pallet space for finished product located in distribution warehouses.

This cost is reflected as part of general and administrative expenses and totaled $ 29,591 and $ 30,888, respectively.

NOTE F: INCOME TAXES

The Company is taxed as a Limited Liability Company where the members reflect their share of federal and State Income Taxes on their individual returns. There is, therefore, no provision for income taxes recorded in the financial statements. No distributions were made to members for the purpose of paying income taxes on their respective ownership for the year ended December 31, 2021 and period ended December 28, 2022, respectively. As noted in Note G, the LLC exchanged its net assets for Common shares of Lit Vodka, Inc, a C Corporation on December 28, 2022 under the provision of Section 351 of the Internal Revenue , thereby closing the tax year of the LLC. Because there were no revenue and expenses for the two days ended December 31, 2022, there is no provision for income taxes for the C Corporation for the period ended December 31, 2022

NOTE G: SUBSEQUENT EVENTS

On October 31, 2022, the Members of the Limited Liability Company elected to convert the existing LLC into a C – Corporation, under the provisions of Section 351 of the Internal Revenue Code where the exchange of net assets of the LLC is converted to Common Shares of the C – Corporation based on the ownership percentage of the existing members. The stock was authorized and issued on December 28, 2022 as follows:

Lit Vodka, Inc. A Delaware Corporation

Shares authorized	25,000,000
Shares issues and outstanding	7,000,001

LIT VODKA, LLC
COLUMBUS, GEORGIA
PERIOD ENDED December 31, 2021
AND DECEMBER 28, 2022

SUPPLEMENTAL INFORMATION

See Independent Auditors' Report

LIT VODKA, LLC
COLUMBUS, GEORGIA
PERIOD ENDED December 31, 2021
AND DECEMBER 28, 2022

	2021	2022
General and Administrative		
Accountant Fees	$10,000	$1,400
Bill Backs	5,833	5,799
Fuel and Maintenance	11,623	4,842
Insurance	5,246	4,405
Inventory Storage Fees	9,001	9,728
Job Supplies	0	44
Legal & Professional Services	2,652	7,500
Purchases	0	1,522
Rent & Lease	13,500	21,160
Samples	0	202
Taxes & Licenses	100	4,334
Travel	700	0
Salary and Payroll Expenses	6,207	47,363
Total General and Administrative	$64,861	$108,299

See Independent Auditors' Report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF LIT VODKA

LIT: Live In Today

Lit Vodka is a bold new ultra-premium vodka delivering thrilling branding and affordable luxury in Tennessee and Georgia with plans of expansion to other states.

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Lit
ULTRA PREMIUM
VODKA

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- We paired our delicious, award-winning premium quality vodka with invigorating lifestyle branding to grab the attention of consumers across demographics seeking to live their best life.
- With our launch in 2019, we recorded exceptional sales in the short period of the initial launch by branding alongside popular on-premise concerts, sports venues, and major league sports teams.
- We already have major distribution in place with Georgia Crown, Tennessee Crown, and Lippman Brothers, and now we are preparing to expand into new territories in the coming year.

Invest Now
$3.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$249	$21M

THE PITCH

A Premium, Affordable Vodka to Live Life Without Regret


GET LIT!
American-made, Georgia-based Vodka for those desiring to live their best life by "Living In Today"

Lit Vodka is here to reinvigorate the stagnant vodka market with a brand that delivers excitement and luxury through our premium vodka at an average price point. Co-founder and President, Nick Smith has assembled a top-shelf team of respected industry leaders with a clear brand vision and best-in-class sales, supply chain, and distribution relationships. We are already available throughout Tennessee and Georgia through partnerships with major distributors, and now we are ready to move full speed ahead with the expansion of distribution into other key markets in 2023.



THE OPPORTUNITY

Delicious Flavors and Playful, Captivating Branding

Today's spirits brands lack the luster and excitement that consumers seek with their alcohol purchases. With little distinction in the taste and quality of top vodkas, we understand that branding is more important than ever in outperforming competitors.


01 10X distilled, carbon-filtration process
02 American-made, Georgia-based
03 Grain-based vodka
04 40% alcohol by volume

At Lit Vodka, we deliver a high-quality, premium brand at a mid-price tier that stands out through our thrilling lifestyle branding. Our vodka is American-craft made, perfected by a carbon-filtration process, and distilled 10 times for unparalleled purity. Meanwhile, we use our branding to promote a Lit lifestyle that appeals to multiple major demographics, breaking down social and racial barriers with fun as the unifying factor.



THE MARKET & OUR TRACTION

An Award-Winning Product Tackling Multiple Major Markets


A
SPIRIT
WORTHY
OF YOU

As of 2020, the liquor store segment represents a $62 billion market, while bars and nightclubs represent a $19.9 billion market (Source). The trend towards quality spirits in recent years has seen a corresponding rise in revenue, with the intake from high-end premium products growing by 7.6% in 2019, and super-premium products by 7.9% (Source). Vodka is the largest segment of the distilled spirits category, with approximately one-third of all dollar volume in 2019 (Source). Distillers sold 74.1 million cases of Vodka in the U.S. in 2019, with premium brand sales growing the fastest (Source).


SAN FRANCISCO
WORLD
20
20
ULTIMATE SPIRITS CHALLENGE
2020
93
POINTS
EXCELLENT
HIGHLY RECOMMENDED
ULTIMATE SPIRITS CHALLENGE
2020
GREAT $ VALUE



We have raised over $1.7 million in previous funds. We trademarked our Lit logo, and we own the name and registration for the company in the distilled spirits category. We have earned multiple awards, including the 2020 Ultimate Spirits Challenge Great Value Award with a 93 overall score, and Silver at the 2020 San Francisco World Spirits Challenge.

WE HIT IT OUT OF THE PARK

Lit Vodka is the premiere vodka of the Atlanta Braves!


LIT VODKA
00
00:53

WHY INVEST

Join Us As We Bring Fun to the Vodka Market


Lit
ULTRA PREMIUM
VODKA

We are bringing a bold, luxury lifestyle to the vodka market that will invigorate customers and capture new excitement in a fast-growing market. Our award-winning premium flavors, affordable prices, smart marketing, and branding choices, and strong partnerships with distributors in Georgia and Tennessee have already created a successful launch. Now, with the help of this raise, we are ready to expand to new territories, grow our marketing strategies, and connect with new demographics.

ABOUT

HEADQUARTERS
7131 Jamesson Court
Midland, GA 31820

WEBSITE
View Site

Lit Vodka is a bold new ultra-premium vodka delivering thrilling branding and affordable luxury in Tennessee and Georgia with plans of expansion to other states.

TEAM



Trinidad Villegas
CEO & Board Director

Trinidad initially served as President of the company for Lit Vodka. Instrumental in the initial marketing and sales strategies, his focus was on expanding the brand through various media platforms. This strategy produced an unprecedented number of sales with over 4000 cases sold within the first (14) months of the business. Trinidad holds a bachelor's degree in marketing and his current role is as the CEO for Lit Vodka.

Trinidad started his entrepreneurial endeavors at the age of 21. He founded a landscape management company in the backyard of his parent's house while completing his college education. Through hard work and perseverance, he turned his company into a multi-million dollar-a-year business, now one of the largest in the state that services over a 150-mile radius and operates with close to 100 employees.

Trinidad also works 20 per week as CEO of Outdoor Solutions in addition to working 30 hours per week in his roles with Lit Vodka.



Nick Smith
President & Board Director

Nicholas Smith was the founder and President of Supercharged Beverage Company that was established in 2016. Nick had a vision for a new type of sports drink in an emerging category that was inspired by a childhood vision, dating back to the success of Gatorade with the alliance formed with Michael Jordan. Nick executed that vision and launched Supercharged in 2017 with overnight success. Nick was able to capitalize on the quick success and sold the company to a private investment group by mid-2018.

Nicholas Smith has over 13 years of background experience in water control management from his previous work history, which helped him with his research in this category and aided in his focus on a quality product with great taste. Nicholas currently handles all distribution networks and relationships for Lit Vodka.

Nick is the President of Lit Vodka.

TERMS

Lit Vodka

Overview

PRICE PER SHARE
$3

VALUATION
$21M

DEADLINE
Jan 2, 2024

FUNDING GOAL
$15k - $5M

Breakdown

MIN INVESTMENT
$249

OFFERING TYPE
Equity

MAX INVESTMENT
$4,999,992

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
5,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
1,666,664

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Super Early Bird

Invest within the first 24 hours and receive 10% bonus shares.

Early Bird

Invest within the first 2 weeks and receive 5% bonus shares.

Avid/Combo Investor Perks

Avid Investor Perk 1

Invest $5,000+ within the first 72 hours and receive 15% bonus shares.

Avid Investor Perk 2

Invest $5,000+ within the next two weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1

Invest $500+ and receive a Lit Swag Kit including 1 Exclusive Lit Vodka Hat,1 Exclusive Lit Vodka Clear Tote Bag, 2 Exclusive Lit Moscow Mule Mugs.

Tier 2

Invest $1,000+ and receive 2 Exclusive Lit Vodka shot glasses to enjoy with a bottle of Lit Vodka delivered to your door + Tier 1.

Tier 3

Invest $5,000+ and receive 3% bonus shares + Tier 1 & Tier 2.

Tier 4

Invest $10,000+ and receive 5% bonus shares + Tier 1 & Tier 2 + assist the Lit Vodka R&D team in choosing their next featured cocktail in the Lit Lounge at the Gas South Arena. You will have an exclusive behind-the-scenes look at the recipe fine-tuning process and will participate in a tasting panel to help finalize a new Gas South and event collaborative inspired masterpiece.

Tier 5

Invest $25,000+ and receive 8% bonus shares + Tier 1 & Tier 2 + assist the Lit Vodka R&D team in choosing their next featured cocktail in the Delta Lounge & Xfinity Club for the next season. You will have an exclusive behind-the-scenes look at the recipe fine-tuning process and will participate in a tasting panel to help finalize a new Atlanta Braves-inspired masterpiece.

Tier 6

Invest $50,000+ and receive 10% bonus shares + Tier 1 & Tier 2 + the ultimate Atlanta Braves Experience; Private air travel for you and 1 guest to the home of the Atlanta Braves! Kick back with the Founders for an exclusive 2 day/2 night Atlanta Experience. Visit where Lit Vodka is distilled and experience the process of our carbon filtration system and where our crisp delicious taste comes from! Enjoy an Atlanta Braves game from the suite with food and beverages included.

Loyalty Bonus

Previous backers, investors, friends, and family will receive 5% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Merchandise will be provided after the investment period ends. Size preferences, if applicable, should be communicated to Lit Vodka after the investment process.

Airfare and event tickets will be scheduled at mutually convenient times. Please note that lodging expenses are not included in this offering. Any expenses related to lodging are the sole responsibility of the recipient.

Please be advised that some of the perks and incentives listed above may not be available to certain investors due to state-specific rules and regulations related to alcohol distribution and consumption. The availability of these benefits may vary based on your location and the legal restrictions governing such activities. We recommend that you carefully review your local laws and regulations before considering any investment in relation to the mentioned tiers and associated incentives.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Lit Vodka, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $.81 / share, you will receive 110 shares of Non-Voting Common Stock meaning you'll own 110 shares for $81. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses or perks based on the amount invested, the time of offering elapsed, and the Avid/Combo Perk, if applicable. Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

San Francisco World Spirits Competition results 2020

2020 San Francisco World Spirits Competition Results, Lit Vodka wins Silver in vodka category.

View Article

2020 Ultimate Spirits Challenge

2020 Ultimate Spirits Challenge results. Lit Vodka - EXCELLENT, HIGHLY RECOMMENDED SCORES 93!!

View Article

NBA Memphis Grizzlies

The Memphis Grizzlies will host their 2019-20 season Home Opener on Friday, October 25 at 7 p.m. as they face the Chicago Bulls at FedExForum. The newly renovated Lit Lounge in the FedExForum Grand Lobby will offer a unique cocktail menu featuring Lit Vodka, the Official Vodka of the Grizzlies.

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Lit Vodka.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Lit is a craft ultra premium vodka without the ultra premium price. We named our vodka lit, short for Live In Today as a rallying cry for those who live in the moment.

Testimonials may not be representenative of the experience of other custoemrs and are not a guarantee of future performance or success

Lit Vodka Live In Today. We love Lit Vodka.

Which is why you can find us at some of the Southeast most dynamic venues, like Truest Park, the home of the Atlanta Braves and the Gas South Arena.

And we were also be a sponsors of the Imagine Music Festival, one of the largest electronic dance music events in the US. We tap Scofflaw, one of the largest small batch breweries in the Southeast, to distill lit.

Our carbon filtration process uses natural, aquifer water for maximum purity and a clean finish. This meticulous process earned us the Great Value Award at the 2020 Ultimate Spirits Challenge, the most prestigious spirits challenge in the world, and the silver medal at the 2020 San Francisco World Spirits Competition.

We've mastered delivering ultra premium quality at a great value. And a great value matters more than ever. You see, vodka is the second most consumed liquor in the US. Making it a $24 billion market. But for millennials, who make up 32% of all sales, there are only two camps to choose from bargain vodkas that taste like rocket fuel, or insanely overpriced premium brands. Neither speak to their desire to live in the moment. Lit Vodka aims to fill this gap by fusing craft's exceptional ingredients at an accessible price.

Lit provides the perfect spirit to fuel good times at a cost that lets consumers live in today. Our early traction speaks volumes for the ground we've gained on some of the top selling vodka brands in the country. In just our first year, we sold over 3000 cases in Georgia alone. We sold more cases in our first year of operation than Tito's did in their first year of operation.

I'm Nick Smith, LIT's Cofounder. Before Lit, I created Supercharge, a sports drink company that was acquired just two years after launch. But the potential I see for lit is so much more than that. I'm convinced our team has crafted the right vodka at the right time for discerning young drinkers.

Shake things up. Tap into affordable ultra premium vodka that's defining a new generation. Own a stake in lit today.

Testimonials may not be representenative of the experience of other custoemrs and are not a guarantee of future performance or success

Lit Vodka. So lit. Woo.

Love lit vodka.

I love lit vodka.

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